
          FORM 4                        U.S. SECURITIES AND EXCHANGE COMMISSION                          OMB APPROVAL
                                                WASHINGTON, D.C.  20549                          OMB Number 3235-0287
/ / Check this box if no longer                                                                  Expires:      September 30, 1998
    subject to section 16.  Form 4   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                Estimated average burden
    or Form 5 obligations may                                                                    hours per response.....0.5
    continue. See Instruction 1(b). Filed pursuant to Section 16(a) of the Securities
                                    Exchange Act of 1934, Section 17(a) of the Public
                                   Utility Holding Company Act of 1935 or Section 30(f)
                                          of the Investment Company Act of 1940



1. Name and Address of Reporting Person

Merrill Lynch, Pierce, Fenner & Smith Incorporated
--------------------------------------------------
(Last)             (First)            (Middle)

 World Financial Center - North Tower
       250 Vesey Street
--------------------------------------------------
                  (Street)

New York              NY                10281
--------------------------------------------------
(City)              (State)             (Zip)



2. Issuer Name and Ticker or Trading Symbol

MotivePower Industries Inc., fka MK Rail Corporation (MPO)
----------------------------------------------------------



3. IRS or Social Security      4. Statement for
   Number of Reporting            Month/Year
   Person (Voluntary)
   #13-5674085                    10/97
                               ---------------------------

                               5. If Amendment,
                                  Date of Original
                                  (Month/Year)



6. Relationship of Reporting Person to Issuer
                   (Check all applicable)

   ____ Director            ____ 10% Owner

        Officer (give        X   Other (specify
  ----  title below)        ---- below)*

*Deemed member of group
----------------------------------------------------------

7. Individual or Joint/Group Filing (Check Applicable
   Line)

   ____ Form filed by One Reporting Person
     X  Form filed by More than One Reporting Person
   ----




         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security          2. Trans-     3. Trans-      4. Securities Acquired (A)   5. Amount of      6. Owner-     7. Nature
   (Instr. 3)                    action        action         or Disposed of (D)           Securities        ship          of In-
                                 Date          Code           (Instr. 3, 4 and 5)          Beneficially      Form:         direct
                                 Year)         (Instr. 8)                                  Owned at          Direct        Bene-
                                 (Month/                                                   End of            (D) or        ficial
                                  Day/                                                     Month             Indirect      Owner-
                                  Year)                                                    (Instr. 3 and 4)  (I)           ship
                                            ------------------------------------------
                                              Code    V       Amount  (A) or   Price
                                                                      (D)


Common Stock, $.01 par value     9/30/97        S             17,000    D      25.00                            D
Common Stock, $.01 par value     9/30/97        S              4,500    D      25.06                            D
Common Stock, $.01 par value     9/30/97        S              3,500    D      25.13                            D
Common Stock, $.01 par value    10/01/97        S              2,200    D      25.31                            D
Common Stock, $.01 par value    10/01/97        S                200    D      25.25                            D
Common Stock, $.01 par value    10/01/97        S              2,700    D      25.13                            D
Common Stock, $.01 par value    10/03/97        S              7,500    D      26.13                            D
Common Stock, $.01 par value    10/03/97        S                100    D      26.00                            D


*If the form is filed by more than reporting person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)

                                                        Page 1 of 5
                                                        SEC 1474(7-96)
 FORM 4 (CONTINUED)

1. Name and Address of Reporting Person

Merrill Lynch, Pierce, Fenner & Smith Incorporated
--------------------------------------------------
(Last)             (First)            (Middle)

 World Financial Center - North Tower
       250 Vesey Street
--------------------------------------------------
                  (Street)

New York              NY                10281
--------------------------------------------------
(City)              (State)             (Zip)



2. Issuer Name and Ticker or Trading Symbol

MotivePower Industries Inc., fka MK Rail Corporation (MPO)
----------------------------------------------------------



3. IRS or Social Security      4. Statement for
   Number of Reporting            Month/Year
   Person (Voluntary)
   #13-5674085                    10/97
                               ---------------------------

                               5. If Amendment,
                                  Date of Original
                                  (Month/Year)



6. Relationship of Reporting Person to Issuer
                   (Check all applicable)

   ____ Director            ____ 10% Owner

        Officer (give        X   Other (specify
   ---- title below)        ---- below)*

*Deemed member of group
----------------------------------------------------------

7. Individual or Joint/Group Filing (Check Applicable
   Line)

   ____ Form filed by One Reporting Person
     X  Form filed by More than One Reporting Person
   ----



         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security          2. Trans-     3. Trans-      4. Securities Acquired (A)   5. Amount of      6. Owner-     7. Nature
   (Instr. 3)                    action        action         or Disposed of (D)           Securities        ship          of In-
                                 Date          Code           (Instr. 3, 4 and 5)          Beneficially      Form:         direct
                                 Year)         (Instr. 8)                                  Owned at          Direct        Bene-
                                 (Month/                                                   End of            (D) or        ficial
                                  Day/                                                     Month             Indirect      Owner-
                                  Year)                                                    (Instr. 3 and 4)  (I)           ship
                                            ------------------------------------------
                                              Code    V       Amount  (A) or   Price
                                                                      (D)

Common Stock, $.01 par value    10/03/97        S              1,000     D     25.75                           D
Common Stock, $.01 par value    10/08/97        S              2,000     D     25.00                           D
Common Stock, $.01 par value    10/17/97        S             25,000     D     25.50                           D
Common Stock, $.01 par value    10/17/97        S             56,500     D     26.00                           D
Common Stock, $.01 par value    10/20/97        S              6,000     D     26.50                           D
Common Stock, $.01 par value    10/20/97        S              3,000     D     26.56                           D
Common Stock, $.01 par value    10/20/97        S              2,000     D     26.75                           D
Common Stock, $.01 par value    10/20/97        S              4,300     D     26.81                           D
Common Stock, $.01 par value    10/20/97        S              6,700     D     26.88                           D
Common Stock, $.01 par value    10/20/97        S              3,000     D     27.00                           D
Common Stock, $.01 par value    10/20/97        S             60,000     D     26.75                           D
Common Stock, $.01 par value    10/20/97        S             25,000     D     26.00                           D
Common Stock, $.01 par value    10/21/97        S             25,000     D     27.25                           D
Common Stock, $.01 par value    10/21/97        S             25,000     D     27.50                           D
Common Stock, $.01 par value    10/21/97        S             25,000     D     27.75                           D
Common Stock, $.01 par value    10/21/97        S             25,000     D     28.00                           D

* If the form is filed by more than reporting person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                      (Print or Type Responses)

                                                             Page 2 of 5
                                                        SEC. 1474 (7-96)

FORM 4 (CONTINUED)

1. Name and Address of Reporting Person

Merrill Lynch, Pierce, Fenner & Smith Incorporated
--------------------------------------------------
(Last)             (First)            (Middle)

 World Financial Center - North Tower
       250 Vesey Street
--------------------------------------------------
                  (Street)

New York              NY                10281
--------------------------------------------------
(City)              (State)             (Zip)



2. Issuer Name and Ticker or Trading Symbol

MotivePower Industries Inc., fka MK Rail Corporation (MPO)
----------------------------------------------------------



3. IRS or Social Security      4. Statement for
   Number of Reporting            Month/Year
   Person (Voluntary)
   #13-5674085                       10/97
                               ---------------------------

                               5. If Amendment,
                                  Date of Original
                                  (Month/Year)



6. Relationship of Reporting Person to Issuer
                   (Check all applicable)

   ____ Director            ____ 10% Owner

        Officer (give        X   Other (specify
   ---- title below)        ---- below)*

*Deemed member of group
----------------------------------------------------------

7. Individual or Joint/Group Filing (Check Applicable
   Line)

   ____ Form filed by One Reporting Person
     X  Form filed by More than One Reporting Person
   ----


         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security          2. Trans-     3. Trans-      4. Securities Acquired (A)   5. Amount of      6. Owner-     7. Nature
   (Instr. 3)                    action        action         or Disposed of (D)           Securities        ship          of In-
                                 Date          Code           (Instr. 3, 4 and 5)          Beneficially      Form:         direct
                                 Year)         (Instr. 8)                                  Owned at          Direct        Bene-
                                 (Month/                                                   End of            (D) or        ficial
                                  Day/                                                     Month             Indirect      Owner-
                                  Year)                                                    (Instr. 3 and 4)  (I)           ship
                                            ------------------------------------------
                                              Code    V       Amount  (A) or   Price
                                                                      (D)

Common Stock, $.01 par value    10/22/97        S             16,000     D     28.50                            D
Common Stock, $.01 par value    10/28/97        S              1,500     D     25.63                            D
Common Stock, $.01 par value    10/28/97        S                300     D     25.56                            D
Common Stock, $.01 par value    10/28/97        S              1,500     D     25.50                            D
Common Stock, $.01 par value    10/28/97        S                500     D     25.44                            D
Common Stock, $.01 par value    10/28/97        S                500     D     25.38                            D
Common Stock, $.01 par value    10/29/97        S              7,600     D     25.94                            D
Common Stock, $.01 par value    10/29/97        S              3,000     D     26.00                            D
Common Stock, $.01 par value    10/29/97        S             10,000     D     26.13                            D
Common Stock, $.01 par value    10/29/97        S                500     D     26.06                            D
Common Stock, $.01 par value    10/29/97        S              1,500     D     25.88                            D
Common Stock, $.01 par value    10/30/97        S              7,900     D     24.88                            D
Common Stock, $.01 par value    10/30/97        S              4,000     D     24.94                            D
Common Stock, $.01 par value    10/30/97        S             10,200     D     25.00                            D
Common Stock, $.01 par value    10/30/97        S              2,200     D     25.13                            D
Common Stock, $.01 par value    10/30/97        S                200     D     25.19         156,372            D
Common Stock, $.01 par value                                                                 156,372            I            *

* If the form is filed by more than reporting person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                         (Print or Type Responses)


                                                                Page 3 of 5
                                                             SEC 1474(7-96)

FORM 4 (continued)


              Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2. Conver-     3. Trans-    4. Transac-   5. Number of Deriv-   6. Date Exer-       7. Title and Amount of Under
   Derivative      sion or        action       tion          ative Securities      cisable and Ex-     lying Securities
   Security        Exercise       Date         Code          Acquired (A) or       piration Date       (Instr. 3 and 4)
   (Instr. 3)      Price of                    (Instr. 8)    disposed of (D)       (Month/Day/
                   Deriv-         (Month/                                           Year)
                   ative           Day/                                          -----------------------------------------------
                   Security        Year)                                          Date     Expira-                  Amount or
                                             ---------------------------------    Exer-    tion                     Number of
                                             Code     V        (A)      (D)       cisable  Date        Title        Shares



(table continued)

1. Title of     8. Price      9. Number     10. Owner-    11. Na-
   Derivative      of            of Deriv-      ship          ture
   Security        Deriv-        ative          Form          direct
   (Instr. 3)      ative         Secur-         of            Bene-
                   Secur-        ities          De-           ficial
                   ity           Bene-          rivative      Own-
                   (Instr.       ficially       Secu-         ership
                   5)            Owned          rity:         (Instr. 4)
                                 at End         Direct
                                 of             (D) or
                                 Month          Indi-
                                 (Instr. 4)     rect (I)
                                                (Instr. 4)


Explanation of Responses:

* The Common Stock was acquired by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), a direct, wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."), pursuant to an order of the United States Bankruptcy Court for the District of Delaware, dated August 26, 1996, confirming the First Amended Plan of Reorganization of Morrison Knudsen Corporation ("MKC") under Chapter 11 of the Bankruptcy Code (the "Plan") in satisfaction of certain claims against MKC. The Plan required creditors of MKC, including MLPF&S, to be bound by the terms of a Stockholders Agreement dated as of June 20, 1996. MLPF&S may be deemed to be a party to the Stockholders Agreement with certain other stockholders (the "Stockholders") pursuant to which the shares of Common Stock owned by MLPF&S and the Stockholders must be voted for certain nominees for election to the board of directors and certain transfer restrictions apply to MLPF&S and the Stockholders. Accordingly, MLPF&S and the Stockholders may be deemed to constitute a group for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by the Stockholders and disclaim that they constitute a group with the other Stockholders for purposes of
Section 13(d)(3) of the Exchange Act.



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Merrill Lynch, Pierce, Fenner & Smith Incorporated


                /s/ Andrea Lowenthal                       November 7, 1997
------------------------------------------------      -----------------------
                Andrea Lowenthal***                             Date
                  Attorney-In-Fact


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

*** Signed pursuant to a power of attorney, dated January 12, 1996, included as Exhibit 3 to the September 1996 Schedule 13D filed by MLPF&S for MK Rail Corporation (now known as MotivePower Industries, Inc.) and incorporated herein by reference.
                                                                  Page 4 of 5
                                                              SEC 1474 (8/92)

FORM 4 (continued)

                           JOINT FILER INFORMATION

Name:                    Merrill Lynch & Co., Inc.

Address:                 World Financial Center - North Tower
                         250 Vesey Street
                         New York, New York  10281

Designated Filer:        Merrill Lynch, Pierce, Fenner & Smith Incorporated

Issuer & Ticker Symbol:  MotivePower Industries, Inc., f/k/a MK Rail
			 Corporation (MPO)

Date of Event
Requiring Statement: 	 October 31, 1997

Signature:               /s/ Andrea Lowenthal
                         ------------------------------------------
                         Andrea Lowenthal*
                         Attorney-In-Fact



    * Signed pursuant to a power of attorney, dated November 17, 1995, included as Exhibit B to the Schedule 13G filed by Merrill Lynch & Co., Inc. for Walden Residential Properties, Inc. and incorporated herein by reference.



                                                                  Page 5 of 5